Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Heartland Group, Inc.

File Number of Related Registration Statement:

333-239401

The following e-mail will be sent on behalf of the Heartland Select Value Fund by Heartland Advisors, Inc., the Fund’s investment adviser, to certain shareholders of the Fund with respect to the proposed reorganization of the Fund.

Subject Line: Important Information - Heartland Select Value Fund Potential Merger - Please Vote

Body:

My name is [Insert name] and I am an associate at Heartland Funds in Milwaukee. You should have received information in the mail about this but to refresh your memory, we are proposing a merger between the Heartland Select Value Fund and our Heartland Mid Cap Value Fund.

In order for this merger to go through, it’s very important that you vote. The best way to vote is by calling our voting line at 866-619-4729.

If you have any specific questions about this merger, please call my direct line at 414-977-8704.

Thanks,

[Insert name]

Disclosure:

This is not an offer to sell a solicitation of any offer to buy any shares of the Heartland Select Value Fund or the Heartland Mid Cap Value Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for Heartland Group Inc. (“HGI”) containing the combined proxy statement/prospectus for the reorganization and the Heartland Mid Cap Value Fund into which the Heartland Select Value Fund will be reorganized) because they contain important information. The combined proxy statement/prospectus relating to the reorganization has been mailed to shareholders of the Heartland Select Value Fund and contains information about persons who may be considered “participants” in the solicitation of the Heartland Select Value Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.